Exhibit 12.1

Masimo Corporation

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended
	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007
Ratio of earnings to fixed charges:
Income before provision for income taxes	$86,531	$107,569	$82,180	$72,391	$68,122
Fixed charges	1,910	1,941	1,768	2,435	3,831
Noncontrolling interests in pre-tax income	(58)	(676)	(1,159)	—	—

Total earnings	$88,383	$108,834	$82,789	$74,826	$71,953

Fixed charges
Interest expensed	$116	$23	$75	$753	$2,475
Estimate of interest within rental expense	1,794	1,918	1,693	1,682	1,356

Total fixed charges	$1,910	$1,941	$1,768	$2,435	$3,831

Ratio of earnings to fixed charges	46.27	56.07	46.83	30.73	18.78

Ratio of earnings to fixed charges and preferred stock dividends:
Income before provision for income taxes	$86,531	$107,569	$82,180	$72,391	$68,122
Fixed charges and preferred stock dividends	1,910	1,941	1,768	2,435	11,629
Noncontrolling interests in pre-tax income	(58)	(676)	(1,159)	—	—

Total earnings	$88,383	$108,834	$82,789	$74,826	$79,751

Fixed charges and preferred stock dividends
Interest expensed	$116	$23	$75	$753	$2,475
Estimate of interest within rental expense	1,794	1,918	1,693	1,682	1,356
Preferred stock dividend requirement	—	—	—	—	7,798

Total fixed charges and preferred stock dividends	$1,910	$1,941	$1,768	$2,435	$11,629

Ratio of earnings to fixed charges and preferred stock dividends	46.27	56.07	46.83	30.73	6.86